TS IMAGINE BROKERAGE SERVICES, LLC

Financial Statements and Supplementary Information

Report Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

December 31, 2023

"Public"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67807

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _01/01/23_   AND ENDING _12/31/23_
                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _TS Imaging Brokerage Services, LLC_

TYPE OF REGISTRANT (check all applicable boxes):

[X] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Penn Plaza, 49th Floor
                   (No. and Street)

New York   _NY_   _10019_
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James B. Ahlfeld _(212) 739-0622_   _jahlfeld@bigapplegrp.com_
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bennett Thrasher
              (Name – if individual, state last, first, and middle name)

3300 Riverwood Parkway, Suite 700   Atlanta, GA. 30339
(Address)   (City)   (State)   (Zip Code)

January 19, 2010   _4051_
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TREVER EVANS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TS IMAGING BROKERAGE SERVICES, LLC _____, as of DECEMBER 31 ____, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

(Notary Public signature)
Notary Public

Signature: _(signature)_

Title: CCO

Notary Public

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TS IMAGINE BROKERAGE SERVICES, LLC

Index



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of TS Imagine Brokerage Service, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of TS Imagine Brokerage Services, LLC (the Company) as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as TS Imagine Brokerage Services, LLC's auditor since 2023.

Bennett Thrasher LLP

Atlanta, Georgia
February 26, 2024

TS Imagine Brokerage Services, LLC
Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	894,193
Accounts receivable (Note 3)		144,174
	$	1,038,367

LIABILITIES AND MEMBER'S CAPITAL

Due to affiliates (Note 5)	$	255,461
Member's capital		782,906
	$	1,038,367

See report of independent registered public accounting firm and notes to the financial statements

Note 1 - Nature of Business

TS Imagine Brokerage Services, LLC (a limited liability Company) (the "Company") was organized in Delaware on December 14, 2006 and serves as a registered broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority. The Company has been approved to refer institutional customers to other registered broker-dealers. The Company is a wholly-owned subsidiary of TS Imagine Intermediate Inc. (the "Parent"), formerly Telos Intermediate Inc. On April 30, 2021, the ownership of the Company was transferred from TS Imagine Inc (the "Affiliate") to the Parent. Both the Company and the Affiliate are part of the TS Imagine Group.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes transaction-based fee revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers". Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company has service agreements with third-party brokers from which the Company earns fees for facilitating the routing of customer trade orders for execution by the brokers. Under these agreements, the brokers transfer a portion of their commissions on such executed trade orders

Note 2 -   Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

to the Company in consideration for the Company's services. These monthly transaction-based fees are determined based either on a percentage of the net commissions earned by the brokers or on the volume of the trades routed and executed. These fees can also be variable based on volume discounts; however, the total fee is determined at the end of each month, which resolves any uncertainty in the transaction price. Fees are billed monthly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods. Payment is generally due within 30 days.

The Company does not have significant contract assets or liabilities at December 31, 2023. There are no unsatisfied performance obligations at December 31, 2023.

Allowance for credit losses

Accounts receivable are typically due either upon invoicing or within thirty days. The Company utilizes the expected credit loss model for calculating its allowance for credit losses. At December 31, 2023, the Company had a nominal allowance for credit losses.

Income Taxes

A limited liability Company is not a tax paying entity at the corporate level, both at the federal and state levels. The Company is part of a consolidated group for tax return filing purposes and is not required to include in their separate financial statements amounts of consolidated and deferred taxes. The member is responsible for its share of the Company's income or loss for income tax reporting purposes.

The Company follows the provisions of FASB ASC 740, "Income Taxes", related to the accounting for uncertainty in income taxes. As of December 31, 2023, the Company has no unrecognized tax benefits or uncertain tax positions. The Company is subject to the examination for New York City Unincorporated Business Tax for 2020 and thereafter.

Note 3 -   Concentration of Credit Risk

Cash

The Company maintains its cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. To date, the Company has not experienced any losses on its account.

Accounts Receivable

The concentration of credit risk in the Company's accounts receivable is mitigated by the Company's credit evaluation process, short collection terms and monitoring procedures. At December 31, 2023, four customers accounted for 88% of the company's accounts receivables, with one accounting for 47%.

Major Customers

For the year ended December 31, 2023, four customers accounted for 80% of the Company's total revenue. The amount included in accounts receivable relating to these four customers at December 31, 2023 was $95,496.

Note 4 -   Withholding Tax Contingent Liability

At December 31, 2023, the Company had four customers based in India with a total accounts receivable balance of $44,913. The Company is in the process of establishing its tax residency with the Indian government however, if this is not possible, there may be taxes withheld by the customer on behalf of the Indian government from payments made to the Company. As of December 31, 2023, the Company's accounts receivable balance includes $9,342 which could be considered uncollectible if the Company is unable to establish tax residency with India. Management is in the process of filing the necessary documents to establish tax residency with India and has a reasonable expectation that its tax residency will be established, therefore, no adjustments related to this uncertainty have been made in the accompanying financial statements.

Note 5 -   Related Party Transactions

The Company has entered into an expense sharing agreement with its Affiliate (former parent) whereby certain indirect costs of the Affiliate, such as rent and administrative expenses, are allocated to the Company. The Affiliate also provides the Company use of the technology platform and infrastructure which is developed, maintained and serviced by the Affiliate. The total expense charged for the year ended December 31, 2023 was $47,556 and as of December 31, 2023, $142,236 is outstanding.

Note 5 -   Related Party Transactions (continued)

In addition to the expense-sharing agreement, the Company received payments for non-securities transactions attributable to other wholly-owned entities within the TS Imagine Group.

At December 31, 2023, the Company had balances owing to affiliates, TS Imagine Software Inc and Markts SA of $25,725 and $87,500 respectively. In February 2024, the Company settled these outstanding balance with the above affiliates.

Note 6 -   Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions, whereas net capital shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $638,732 which exceeded the minimum requirement of $17,031 by $621,701. The Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.

Note 7 -   Subsequent Events

The Company has evaluated subsequent events through February 26, 2024, which is the date the financial statements were available to be issued. No significant events occurred subsequent to December 31, 2023.